File No. 70-9631

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 2
                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

     GEORGIA POWER COMPANY                            GULF POWER COMPANY
241 Ralph McGill Boulevard, N.E.                       One Energy Place
     Atlanta, Georgia 30308                        Pensacola, Florida 32520

   MISSISSIPPI POWER COMPANY                 SAVANNAH ELECTRIC AND POWER COMPANY
        2992 West Beach                              600 Bay Street East
  Gulfport, Mississippi 39501                      Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

  Judy M. Anderson, Vice President               Warren E. Tate, Secretary
      and Corporate Secretary                          and Treasurer
       Georgia Power Company                         Gulf Power Company
  241 Ralph McGill Boulevard, N.E.                    One Energy Place
       Atlanta, Georgia 30308                     Pensacola, Florida 32520

Michael W. Southern, Vice President,          Kirby R. Willis, Vice President,
      Chief Financial Officer,                      Treasurer and Chief
      Secretary and Treasurer                         Financial Officer
     Mississippi Power Company              Savannah Electric and Power Company
          2992 West Beach                           600 Bay Street East
    Gulfport, Mississippi 39501                   Savannah, Georgia 31401

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                              John D. McLanahan
  Financial Vice President                        Troutman Sanders LLP
    The Southern Company                       600 Peachtree Street, N.E.
 270 Peachtree Street, N.W.                            Suite 5200
   Atlanta, Georgia 30303                     Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

         The statement on Form U-1 as initially filed in this proceeding is hereby amended and restated in its entirety as follows:

Item 1.       Description of Proposed Transactions.

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") are wholly-owned subsidiaries of Southern. Alabama and Georgia each owns 50% of the outstanding common stock of Southern Electric Generating Company ("SEGCO"), and Alabama and Georgia are each entitled to one-half of SEGCO's capacity and energy. Alabama, Georgia, Gulf, Mississippi, Savannah and SEGCO are sometimes referred to herein individually as an "Operating Company" and collectively as the "Operating Companies."

         Southern proposes to organize and acquire all of the outstanding capital stock of a new corporation (the "SPV") for the purpose of issuing its commercial paper at the request and for the benefit of the Operating Companies as described herein.1 Such investment by Southern in the SPV will not in any event be less than the minimum required by any applicable law. It is proposed that the SPV may issue and sell such commercial paper to or through dealers from time to time prior to June 30, 2004 in an aggregate principal amount at any one time outstanding of up to $3.5 billion (including up to $1.7 billion for Georgia, $300 million for Gulf, $350 million for Mississippi and $90 million for Savannah). Such commercial paper will be in the form of promissory notes with


______________________________________

1 While it is contemplated that the SPV will initially issue commercial paper for the benefit of the Operating Companies, it is also proposed that the SPV may, pursuant to authorization granted by the Commission in this proceeding, issue such securities for the benefit of any other associate company that may issue its debt securities to the SPV pursuant to Rule 52 under the Act. It is hereby requested that the Commission reserve jurisdiction over any such issuance for the benefit of any other associate company.

varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and the anticipated cash flows of the respective Operating Companies, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.

         The commercial paper will be sold by the SPV directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or the equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality with the same maturity sold by issuers thereof to commercial paper dealers.

         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8th of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8th of 1% per annum less than the prevailing interest rate to the SPV or at an equivalent cost if sold on an interest-bearing basis.

         It is proposed that the SPV will enter into a financial services agreement with each Operating Company pursuant to which the SPV will agree to use its reasonable best efforts to issue commercial paper in amounts and at times as requested by such Operating Company. Each of Georgia, Gulf, Mississippi and Savannah propose to borrow the cash proceeds of each issuance it requests which will be evidenced by a "grid" promissory note. The terms of each such borrowing will be identical to those of the related commercial paper issued for its benefit.

         In addition, Alabama or Georgia, or both of them jointly and severally, may guarantee any such loan by the SPV to SEGCO. The amount of any such guarantees by Georgia will not exceed $150 million at any one time outstanding.

Either Alabama or Georgia also may re-lend the proceeds of any borrowing by it from the SPV to SEGCO on the same terms; Georgia hereby requests authority to make any such loans.

         Southern is not proposing to issue any guarantees under authority of this proceeding. The proceeds from the proposed borrowings by the Operating Companies will be used for general corporate purposes, including the financing in part of their respective construction programs. None of such proceeds will be used by the Operating Companies, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO").

              With respect to the transactions for which approval is sought herein, Georgia, Gulf, Mississippi and Savannah, for themselves and on behalf of the SPV, hereby request authority to file certificates of notification under Rule 24 on a quarterly basis (within 60 days following the close of each calendar quarter).

Item 2. Fees, Commissions and Expenses.

              The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) are estimated not to exceed $15,000.

Item 3. Applicable Statutory Provisions.

              The acquisition by Southern of the capital stock of SPV in connection with the organization of the SPV is subject to Sections 9(a) and 10 of the Act. The issuance and sale by the SPV of its commercial paper are subject to Sections 6(a) and 7 of the Act, except to the extent exempted by the first sentence of Section 6(b). The issuance by Georgia, Gulf, Mississippi and Savannah of their respective promissory notes to the SPV is subject to Sections 6(a) and 7 of the Act, except to the extent exempted under the first sentence of
Section 6(b), and the acquisition by the SPV of such notes of Georgia, Gulf, Mississippi and Savannah is subject to Sections 9(a) and 10 of the Act. The guarantee by Georgia of any loan by the SPV to SEGCO as described herein is subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. No authorization by the Commission is required for any other transaction described herein (although Gulf receives orders from the Florida Public Service Commission for financings, Gulf is not exempted pursuant to Rule 52 of the Act because Gulf is incorporated in Maine); the transactions involving Alabama and SEGCO (including any guarantees by Alabama of loans by the SPV to SEGCO) are exempted pursuant to Rule 52 under the Act for (1) the issuance of their notes or guarantees, as the case may be, as described herein will be solely for the purpose of financing the respective businesses of such public-utility subsidiary companies, (2) each such issuance will have been authorized by the Alabama Public Service Commission, the state commission of the state in which each company is organized and doing business, and (3) the interest rates and maturity rates of any note issued by SEGCO to Alabama, or by either SEGCO or Alabama to the SPV, will be designed to parallel the effective cost of the related borrowing to the respective associate companies.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.746 billion, or about 63.84% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($4.302 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 2000 was 39.8% equity, 60.2% debt including all non-recourse debt, and 54.3% equity and 45.7% debt excluding all non-recourse debt.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:



-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Company              Agency                1995          1996          1997           1998          19992
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Alabama              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Georgia              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Gulf                 S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Mississippi          S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               Aa3           Aa3           Aa3            Aa3           Aa3
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Savannah             S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 Not rated     Not rated     Not rated      Not rated     Not rated
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------





         Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the

_______________________________

2 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.


Item 4.       Regulatory Approval.

         The proposed issuance by Gulf of its promissory note to the SPV evidencing loans by the SPV to Gulf has been or will have been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of securities by public utility companies operating in Florida. The transactions for which authorization is sought herein are not subject to the jurisdiction of any other state commission or of any federal commission other than the Securities and Exchange Commission.

Item 5.       Procedure.

         It is hereby requested that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicant-declarants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.       Exhibits and Financial Statements.

                (a)          Exhibits

                  F-1    - Opinion of Troutman Sanders LLP, counsel for
                           Southern, Georgia and Savannah.

                  F-2    - Opinion of Beggs & Lane, counsel for Gulf.

                  F-3    - Opinion of Eaton and Cottrell, P.A., counsel for
                           Mississippi.


                (b)          Financial Statements.

                             Balance sheet of Georgia at June 30, 2000.
                             (Designated in Georgia's Form 10-Q for the quarter ended June 30, 2000, File No. 1-6468.)

                             Statement of income of Georgia for the period ended June 30, 2000. (Designated in Georgia's Form 10-Q for the quarter ended June 30, 2000, File No. 1-6468.)

                             Balance sheet of Gulf at June 30, 2000. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 2000, File No. 0-2429.)

                             Statement of income of Gulf for the period ended June 30, 2000. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 2000, File No. 0-2429.)

                             Balance sheet of Mississippi at June 30, 2000. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 2000, File No. 0-6849.)

                             Statement of income of Mississippi for the period ended June 30, 2000. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 2000, File No. 0-6849.)

                             Balance sheet of Savannah at June 30, 2000.
                             (Designated in Savannah's Form 10-Q for the quarter ended June 30, 2000, File No. 1-5072.)

                             Statement of income of Savannah for the period ended June 30, 2000. (Designated in Savannah's Form 10-Q for the quarter ended June 30, 2000, File No. 1-5072.)

         Since June 30, 2000, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia, Gulf, Mississippi or Savannah from that set forth in or contemplated by the foregoing financial statements.

Item 7.       Information as to Environmental Effects.

         (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the Operating Companies' businesses. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  November 7, 2000      THE SOUTHERN COMPANY

                              By:   /s/Tommy Chisholm
                                    Tommy Chisholm
                                    Secretary

                              GEORGIA POWER COMPANY

                              By:   /s/Wayne Boston
                                    Wayne Boston
                                    Assistant Secretary

                              GULF POWER COMPANY

                              By:   /s/Wayne Boston
                                    Wayne Boston
                                    Assistant Secretary

                              MISSISSIPPI POWER COMPANY

                              By:   /s/Wayne Boston
                                    Wayne Boston
                                    Assistant Secretary

                              SAVANNAH ELECTRIC AND POWER COMPANY

                              By:   /s/Wayne Boston
                                    Wayne Boston
                                    Assistant Secretary